Exhibit 4.21.2
CONSENT, ACKNOWLEDGMENT AND AMENDMENT TO
OPERATING AGREEMENT OF CCFC PREFERRED HOLDINGS, LLC
          CONSENT, ACKNOWLEDGMENT AND AMENDMENT (this “Consent Agreement”) is entered into as of March ___, 2006 by and among Calpine CCFC Holdings, Inc., in its capacity as Common Member (the “Common Member”), and the other parties hereto in their capacities as Redeemable Preferred Members (the “Preferred Members”), in each case under and as defined in the Second Amended and Restated Limited Liability Company Operating Agreement, dated as of October 14, 2005 (the “Operating Agreement”) of CCFC Preferred Holdings, LLC (the “Company”). Capitalized terms used but not otherwise defined in this Consent Agreement have the meanings given to them in the Operating Agreement or the Standstill Agreement dated as of February 24, 2006 (the “Standstill Agreement”) among the Common Member and the Preferred Members party thereto.
          In connection with and in furtherance of the Operating Agreement and the Standstill Agreement, the parties hereto hereby agree as follows:
          1. The Preferred Members hereby acknowledge and agree that the Waiver Agreement under the Credit and Guarantee Agreement and the Waiver Agreement under the Indenture in the forms attached hereto as Exhibit A and Exhibit B, respectively, constitute irrevocable and unconditional waivers of the Specified Defaults in form and substance reasonably satisfactory to the Preferred Members in satisfaction of Sections 2(a)(i) and 3(i) of the Standstill Agreement.
          2. Pursuant to Section 6.5(a)(i) of the Operating Agreement, the Preferred Members hereby Consent to the execution and delivery by CCFC of Amendment No. 4 to the Credit Agreement and the Fourth Supplemental Indenture in the forms attached hereto as Exhibit C and Exhibit D, respectively.
          3. The Common Member hereby confirms that any material amendment, modification or replacement of the Index Based Gas Sale and Power Purchase Agreement, as anticipated by Section 3 of the Waiver Agreement under the Credit Guarantee Agreement and Section 2.2 of the Waiver Agreement under the Indenture, shall require the Consent of a Majority-in-Interest of the Redeemable Preferred Shares in accordance with Section 6.4(l) of the Operating Agreement.
          4. The Common Member hereby agrees that (a) a Majority In Interest of the Redeemable Preferred Shares shall have the right by written notice to the Common Member at any time and from time to time to appoint an Independent Director to replace the Independent Director of the Company designated by them pursuant to Section 6.2(c) of the Operating Agreement and/or this Section 4 and such appointment shall be effective immediately upon the satisfaction of the conditions specified in clause (b) of this Section 4, and (b) on or before the thirtieth (30th) day after the date of such notice, the Common Member shall (i) deliver to such nominee and a Majority In Interest of the Redeemable Preferred Shares evidence that such replacement Independent Director has become an additional insured under the directors and officers insurance policy available to the outside directors of Calpine Corporation, (ii) maintain such insurance for such Independent Director during his or her entire term of service as such, and (iii) cause the Company to agree to pay such replacement Independent Director a fee during such replacement Independent Director’s term as a Director in an amount deemed appropriate in the sole discretion of such Majority In Interest of the Redeemable Preferred Shares but not to exceed $50,000 per annum. Each such replacement Independent Director shall be an express third party beneficiary of the obligations of the Common Member hereunder.
          5. The Common Member and the Preferred Members hereby agree that the failure by the Common Member to comply with its obligations under Section 4 of this Consent Agreement shall be an event which, upon the delivery of the requisite notice, constitutes a “Voting Rights Trigger Event” under the Operating Agreement.
          Except to the extent set forth herein, the Common Member acknowledges and agrees that nothing contained herein shall by implication or otherwise, constitute a waiver of or consent to any other Defaults, Events of Default, Voting Rights Trigger Events or other defaults under the Operating Agreement (including, without limitation, any failure by the Company to make payment when due of the Redeemable Preferred Dividend due on August 26, 2006) or limit, impair or otherwise affect the rights and remedies of the Preferred Members under the Operating Agreement, which shall remain in full force and effect, and the Preferred Members hereby reserve all such rights and remedies. Except as expressly provided herein, this Consent Agreement shall not by implication or otherwise limit, impair, constitute a waiver of, or otherwise affect the rights and remedies of the Preferred Members or the Common Member under the Operating Agreement and the Standstill Agreement, each of which shall remain unchanged and in full force and effect.
          This Consent Agreement may be executed in any number of counterparts and by the different parties hereto in separate counterparts, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute one and the same instrument.
          The Common Member represents and warrants to each of the Preferred Members that, as of the date hereof: (a) the Common Member has the requisite power and authority to enter into this Consent Agreement, and perform all the terms and conditions hereof to be performed by it, without the express authorization of the Bankruptcy Court in the matter of In re Calpine Corporation, et. al., Case No. 05-60200, (b) the execution, delivery and performance of this Consent Agreement has been duly authorized by all requisite action of the Common Member under its organizational documents, and (c) this Consent Agreement has been duly and validly authorized, executed and delivered by the Common Member, and constitutes the legal, valid and binding instrument of the Common Member, enforceable against it in accordance with its terms.
          This Consent Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware. This Consent Agreement and the Standstill Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns.
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          IN WITNESS WHEREOF, the parties hereto have caused this Consent Agreement to be executed and delivered by their respective officers thereunto duly authorized as of the date first written above.

CALPINE CCFC HOLDINGS, INC.
By:	/s/ Zamir Rauf
	Name:	Zamir Rauf
	Title:	Senior Vice President

[signature pages of Preferred Members follow]

Preferred Member Signature
Page to Consent Agreement
Name of Preferred Member: ______________________________

By:
Name:
Title: